Ms. Tia L. Jenkins,

Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

August 8, 2014

Re:       Ambev S.A. Form 20-F for Fiscal Year Ended December 31, 2013

Filed March 25, 2014

File No. 001-36165

Dear Ms. Jenkins:

Thank you for your letter of July 10, 2014, setting forth the comments (the “Comments”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”), filed by Ambev S.A. (the “Company”) on March 25, 2014. The Company has keyed its responses in this letter to the headings used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The Comments are set forth in bold-face type.

* * *

Form 20-F for the Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 47

B. Liquidity and Capital Resources, page 64

Cash Flows, page 65

1. In future filings, please revise this section to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the underlying factors driving the significant year-to-year variations in each line item (e.g. provide an explanation of the material underlying factors driving changes in receivables, inventories and payables). Refer to Items 5.B and 5.D of Form 20-F and SEC Release No. 33-8350 as it relates to liquidity and capital resources. Please provide us your proposed disclosures.

R: In light of the Staff’s comments and consistent with recent disclosure prepared by other filers for this item, the Company will, in its future filings, enhance its analysis of the major components of cash flows to explain the underlying factors driving significant year-to-year variations in relevant line items.

By way of illustration, the Company refers to the revised text of the Cash Flows section below, which includes a more detailed discussion of operating, investing and financing cash flows to be included in future filings. We will use these figures to identify and comment on any significant year-to-year changes in these lines. Comments are only examples and do not relate to actual 2012 and 2013 results.

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Cash Flows – revised prospective disclosure

Cash Flows

Operating Activities

Cash flows from our operating activities increased by [X.X]% in [year t], to R$[X,XXX.X] million from  R$[X,XXX.X] million in [year t-1].

This increase was due primarily to an increase of R$[X,XXX.X] million in cash generated from our operations, from R$[X,XXX.X] million in [year t-1] to R$[X,XXX.X] million in [year t], given higher profits in [year t].

Our working capital increased by R$[X,XXX.X] million in [year t]. This was due to changes to the growth of our trade and other receivables which increased by R$[X,XXX.X] million given higher off-premise channel sales at the end of the year. In addition, our inventories increased by R$[X,XXX.X] million as we started building inventories ahead of an expected stronger summer in [year t+1]. This impact was partially offset by a R$[X,XXX.X] million increase in payables related to capital expenditure projects, which have on average longer payment terms.

Net interest received increased as we increased our net cash position during the year.

Investing Activities

Cash flows used in our investing activities decreased by [XX.X]% in [year t], to R$[X,XXX.X] million from R$[X,XXX.X] million in [year t-1], given the reduction in acquisition of subsidiaries related to the acquisition of [Company X] in [year t-1], partially offset in [year t] by a higher level of capital expenditures  in property, plant and equipment and intangible assets mainly in our operations in [Country Y].

Financing Activities

Cash flows from financing activities amounted to R$[X,XXX.X] million in [year t], compared to a cash outflow of R$[X,XXX.X] million in [year t-1]. The [year t] cash flow from financing activities reflects our (i) debt reduction in [Country Z], (ii) the increase in dividends paid as we generated more profits and were able to increase the payout to shareholders and (iii) higher cash net of finance costs other than interests, as our cost of carry increased during [year t].

Notes to the Consolidated Financial Statements, page F-9

Note 6. Net Sales, page F-48

2. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs or give other payments/discounts to resellers, please disclose in future filings for each of these types of arrangements, the income statement line item in which it is included and your accounting policy. For each expense line item that includes these types of arrangements, please also disclose the related amounts included in that line item for each period presented. Please provide us your proposed disclosures.

R: In the normal course of its business, the Company enters into several agreements with its customers. Discounts provided to customer is the only material component of those arrangements and are recorded in the “reductions from gross revenue” line item shown in Note 6 to the Company’s financial statements as of and for the year ended December 31, 2013, included in the Company’s Form 20-F.

Apart from discounts and settlement discounts recognized reducing gross revenue, the Company also engages in certain cooperative advertising programs, and has entered into certain agreements to secure strategic locations for its products within stores and other logistical accommodations. The amounts represented by these programs are not material to the Company’s financial performance, totaling approximately R$350 million (representing 0.5% of gross sales), and these payments are recognized as sales expenses.

Note 30. Contingencies, page F-98

3. In future filings, please expand your discussion of these contingencies to also include a discussion of uncertainties relating to the amount and timing of any possible outflow per IAS 37.86(b). Please provide us your proposed disclosures.

R: In light of the Staff’s comments and consistent with the clarifications provided by Anheuser-Busch InBev SA/NV, the Company’s controlling shareholder, to the SEC on July 8, 2014, the Company will, in future filings, prospectively expand its disclosure in the introductory paragraph to Note 30 to the Company’s financial statements to provide an indication of the uncertainties related to the amount or timing of any outflow as prescribed by paragraph 86(b) of IAS 37. By way of illustration, the Company refers to the revised text of Note 30 below.

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Note 30 – revised prospective disclosure

30. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 26).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible and for which there are no provisions. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot at this stage estimate the likely timing of the resolution of these matters.

As of 31 December 2013, estimates of amounts of possible losses associated with the Company’s material proceedings are as follows:

	2013	2012
PIS and COFINS	363.9	306.8
ICMS and IPI	3,807.4	2,927.7
IRPJ and CSLL	10,196.2	7,583.0
Labor	135.7	146.7
Civil	161.6	174.2
Others	1,386.6	774.3
	16,051.4	11,912.7

In connection with our responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Taissa Licatti of Ambev S.A. at +55 11 2122-1276 or Kevin W. Kelley of Gibson, Dunn & Crutcher LLP at +1 (212) 351-4022 with any questions you may have.

Very truly yours,

/s/ Nelson José Jamel
Nelson José Jamel
Chief Financial Officer

Ambev S.A.